

Mail Stop 3720

May 26, 2009

<u>Via U.S. Mail and Fax</u>
Mr. Dennis McLaughlin
Chief Executive Officer and President
Evolution Resources, Inc.
143 Yazoo Avenue,
Clarksdale, MS 38614

        RE: **Evolution Resources, Inc.**
                Form 10-K for the year ended October 31, 2009 and
                Form 10-Q for the period ending January 31, 2010
                Filed November 27, 2009 and April 20, 2010, respectively
                File No. 333-140306

Dear Mr. McLaughlin:

      We have reviewed your supplemental response letter dated March 18, 2010 as well as your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comment or any other aspect of our review.

Form 10-K for the period ending October 31, 2009
Item 8. Financial Statements
Notes to the Consolidated Financial Statements
Note 10 – Notes Payable, page F-16

1. We note your notes payable principle and interest amounts totaling $1,602,752 are due January 31, 2010. Reclassify on the face of your balance sheet the notes payable that are due to mature within twelve months of your balance sheet date, along with accrued interest, to report this amount within current liabilities.

Item 9. Evaluation of Disclosure Controls and Procedures, page 25

2. Provide separate disclosures pertaining to your evaluation of your disclosure controls and procedures and your evaluation of your internal controls over financial reporting, pursuant to Items 307 and 308T of Regulation S-X, respectively.

Certifications

3. Please note that the certifications required by Exchange Act Rule 13a-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that your certifications filed as Exhibits 31.1 and 31.2 in both your original filing and amendment omit paragraph 4(d), and that the text in the included paragraphs have been altered from the requirements set forth in Item 601(b)(31). Therefore, please file a Form 10-K amendment in full, complete form (including financials) to correct your certifications so that each one is in the exact form as required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the period ending January 31, 2010
Item 1. Financial Statements
Notes to the Consolidated Financial Statements (Unaudited), page 5

4. In your notes, please provide detailed disclosures describing the facts and circumstances related to the $2 million liability "Shares in dispute, held by Company." Also, please explain to us your accounting treatment and refer us to relevant literature that is the basis for your accounting.

Note 3 – Going Concern, page 10

5. Expand your disclosure within Note 3 and in your discussion a liquidity and capital resources within MD&A, to clearly address the material liquidity issues facing the Company. You should quantify your working capital deficit and describe in detail your facts specific, viable plan for satisfying your current liabilities and the Notes Payable or clearly state that management has no such plans.

Note 6 – Notes Payable, page 12

6. We note you are in default on notes payable principle and interest amounts totaling $1,691,648 at January 31, 2010. We also note under subsequent events that you have recently received default notices in connection with certain of these notes payable. Reclassify on the face of your balance sheet the notes payable in default and the notes payable that are due to mature within twelve months of your balance sheet date, along with accrued interest, to report this amount within

current liabilities. You should also provide the disclosure required by 4-08(c) of Regulation S-X.

Certifications

7. Refer to the prior comment no. 2. Please also file a Form 10-Q amendment in full, complete form (including financials) to correct your certifications so that each one is in the exact form as required by Item 601(b)(31) of Regulation S-K.

*   *   *   *

Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

Please contact Jay Knight, at (202) 551-3370, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director